Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 2015. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
Charles L. Bardelis	14,502,256.928	705,290.748
Peter S. Burgess	14,503,291.928	704,255.748
Theron S. Hoffman	14,500,862.928	706,684.748
Non-Independent Trustee
Warren A. Thomson	14,483,823.928	723,723.748

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: James R. Boyle, Craig Bromley, William H. Cunningham, Grace K. Fey, Deborah C. Jackson, Hassell H. McClellan, James M. Oates, Steven R. Pruchansky and Gregory A. Russo. The Board appointed Mr. Boyle to serve as a Non-Independent Trustee on March 10, 2015.